SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

S1 CORPORATION
(Name of Subject Company (Issuer))

S1 CORPORATION
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 Per Share,
Having an Exercise Price of $18.00 or More Held by
Certain Option Holders Who Have Not Been Granted
Options After December 7, 2000
(Title of Class of Securities)

814279 10 5
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard Dobb, Esq.
Vice President and General Counsel
S1 Corporation
3390 Peachtree Road, NE
Suite 1700
Atlanta, Georgia 30326
(404) 812-6200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

Not Applicable*	Not Applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing party:	Not Applicable
Date filed:	Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

[TEXT OF E-MAIL TO U.S. EMPLOYEES ON JUNE 1, 2001]

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S1 Corporation has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, S1 will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of S1 who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when they become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of S1 who are eligible for the offer to exchange. Additional copies of these documents may be obtained without charge by employees of S1 who are eligible for the offer to exchange by contacting the person specified in these documents.

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To: S1 U.S. Employees

      After several months of planning, we would like to announce that the S1 Board of Directors has approved an important new option exchange program for eligible S1 employees in the U.S. that currently have option grants.

      Due to today’s difficult market conditions, many of you hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because our board of directors recognizes that your options may not currently be providing appropriate performance incentives, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

      As a result, I am happy to announce that S1’s board of directors has authorized an option exchange program. This is a voluntary program that allows employees of S1 and its consolidated subsidiaries who are residents of the United States to cancel their current stock options with an exercise price of $18.00 or more in exchange for new options that will be granted no earlier than six months and one day after the options are canceled. Based upon certain accounting considerations, this offer will be limited to option holders who have not received options after January 5, 2001.

      You will be receiving detailed information about this program next week, including a set of frequently asked questions and answers about the program. In addition, we will be conducting employee meetings to review the program and address any other issues. The offer will be made under the terms and subject to the conditions of an offer to exchange and related documents that will be mailed to the home address of employees who have been identified as eligible to participate in this program.

      Thanks and keep up the great work.

Jaime Ellertson
Chief Executive Officer

[PRESS RELEASE]

S1 Corporation Announces Voluntary Employee Stock Option Exchange Program

ATLANTA, June 1, 2001 —S1 Corporation (Nasdaq: SONE), a leading global provider of eFinance solutions and services, announced that its Board of Directors has approved a voluntary stock option exchange program. As part of the program, eligible S1 employees may elect to cancel certain previously granted options with an exercise price greater than $18.00 per share. Participating employees will receive an equal number of options for the options tendered, except for certain senior executives who will receive 0.75 new options for each option tendered. The new options will be granted at a future date, expected to be in the first quarter of 2002.

The exercise price of new options granted under the program will be set at the fair market value of the Company’s common stock as of the new grant date. The options will vest over a three-year term commencing on the date of grant. S1expects that there will be no accounting charges to the Company as a result of the stock exchange program.

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S1 Corporation has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, S1 will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of S1 who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when they become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of S1 who are eligible for the offer to exchange. Additional copies of these documents may be obtained without charge by employees of S1 who are eligible for the offer to exchange by contacting the person specified in these documents.

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About S1 Corporation
S1 is a leading global provider of innovative eFinance solutions and services that are centered on banking, brokerage and insurance. S1 is enabling financial service providers to create a complete Enterprise eFinance Experience(TM) by delivering the tools necessary to meet the evolving demands of their customers across various lines of businesses, market segments and delivery channels. Through its Open eFinance Architecture(TM), S1 offers a broad range of applications that empower financial institutions to increase revenue, strengthen customer relationships and gain competitive advantage. Additionally, through the Company’s professional services organization, S1 applications can be implemented in-house or hosted in an S1 Data Center. Additional information about S1 is available at http://www.s1.com.

CONTACT: media, Julie Carlyle, 404-812-6646, or julie.carlyle@s1.com, or investor relations, Nancy O’Donnell, Vice President Investor Relations, 404-812-6200, or nancy.odonnell@s1.com, both of S1 Corporation.